Exhibit 99.1

FF305 Page 1 of 10 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: ZTO Express (Cayman) Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 07 July 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02057 Description Class A Ordinary Shares A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 02 July 2026 563,800,693 0 563,800,693 1). Other (please specify) See Part B Date of changes 06 July 2026 % Closing balance as at (Notes 5 and 6) 06 July 2026 563,800,693 0 563,800,693

FF305 Page 2 of 10 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares but not cancelled Repurchase of 131,796 American depositary shares (representing 131,796 class A ordinary shares) on May 20, 2026 U.S. time Date of changes 20 May 2026 131,796 % USD 22.86 2). Repurchase of shares but not cancelled Repurchase of 219,629 American depositary shares (representing 219,629 class A ordinary shares) on May 21, 2026 U.S. time Date of changes 21 May 2026 219,629 % USD 22.75 3). Repurchase of shares but not cancelled Repurchase of 218,613 American depositary shares (representing 218,613 class A ordinary shares) on May 22, 2026 U.S. time Date of changes 22 May 2026 218,613 % USD 22.85 4). Repurchase of shares but not cancelled Repurchase of 219,544 American depositary shares (representing 219,544 class A ordinary shares) on May 26, 2026 U.S. time Date of changes 26 May 2026 219,544 % USD 22.75 5). Repurchase of shares but not cancelled Repurchase of 222,022 American depositary shares (representing 222,022 class A ordinary shares) on May 27, 2026 U.S. time Date of changes 27 May 2026 222,022 % USD 22.5 6). Repurchase of shares but not cancelled Repurchase of 223,871 American depositary shares (representing 223,871 class A ordinary shares) on May 28, 2026 U.S. time Date of changes 28 May 2026 223,871 % USD 22.3 7). Repurchase of shares but not cancelled Repurchase of 225,793 American depositary shares (representing 225,793 class A ordinary shares) on May 29, 2026 U.S. time Date of changes 29 May 2026 225,793 % USD 22.12 8). Repurchase of shares but not cancelled Repurchase of 222,613 American depositary shares (representing 222,613 class A ordinary shares) on June 1, 2026 U.S. time Date of changes 01 June 2026 222,613 % USD 22.44

FF305 Page 3 of 10 v 1.3.0 9). Repurchase of shares but not cancelled Repurchase of 220,453 American depositary shares (representing 220,453 class A ordinary shares) on June 2, 2026 U.S. time Date of changes 02 June 2026 220,453 % USD 22.66 10). Repurchase of shares but not cancelled Repurchase of 220,095 American depositary shares (representing 220,095 class A ordinary shares) on June 3, 2026 U.S. time Date of changes 03 June 2026 220,095 % USD 22.7 11). Repurchase of shares but not cancelled Repurchase of 220,952 American depositary shares (representing 220,952 class A ordinary shares) on June 4, 2026 U.S. time Date of changes 04 June 2026 220,952 % USD 22.61 12). Repurchase of shares but not cancelled Repurchase of 223,202 American depositary shares (representing 223,202 class A ordinary shares) on June 5, 2026 U.S. time Date of changes 05 June 2026 223,202 % USD 22.38 13). Repurchase of shares but not cancelled Repurchase of 225,044 American depositary shares (representing 225,044 class A ordinary shares) on June 8, 2026 U.S. time Date of changes 08 June 2026 225,044 % USD 22.2 14). Repurchase of shares but not cancelled Repurchase of 226,742 American depositary shares (representing 226,742 class A ordinary shares) on June 9, 2026 U.S. time Date of changes 09 June 2026 226,742 % USD 22.03 15). Repurchase of shares but not cancelled Repurchase of 222,393 American depositary shares (representing 222,393 class A ordinary shares) on June 10, 2026 U.S. time Date of changes 10 June 2026 222,393 % USD 22.46 16). Repurchase of shares but not cancelled Repurchase of 221,904 American depositary shares (representing 221,904 class A ordinary shares) on June 11, 2026 U.S. time Date of changes 11 June 2026 221,904 % USD 22.51 17). Repurchase of shares but not cancelled Repurchase of 218,556 American depositary shares (representing 218,556 class A ordinary shares) on June 12, 2026 U.S. time Date of changes 12 June 2026 218,556 % USD 22.86

FF305 Page 4 of 10 v 1.3.0 18). Repurchase of shares but not cancelled Repurchase of 217,909 American depositary shares (representing 217,909 class A ordinary shares) on June 15, 2026 U.S. time Date of changes 15 June 2026 217,909 % USD 22.93 19). Repurchase of shares but not cancelled Repurchase of 221,430 American depositary shares (representing 221,430 class A ordinary shares) on June 16, 2026 U.S. time Date of changes 16 June 2026 221,430 % USD 22.56 20). Repurchase of shares but not cancelled Repurchase of 223,195 American depositary shares (representing 223,195 class A ordinary shares) on June 17, 2026 U.S. time Date of changes 17 June 2026 223,195 % USD 22.38 21). Repurchase of shares but not cancelled Repurchase of 227,426 American depositary shares (representing 227,426 class A ordinary shares) on June 18, 2026 U.S. time Date of changes 18 June 2026 227,426 % USD 21.97 22). Repurchase of shares but not cancelled Repurchase of 224,583 American depositary shares (representing 224,583 class A ordinary shares) on June 22, 2026 U.S. time Date of changes 22 June 2026 224,583 % USD 22.24 23). Repurchase of shares but not cancelled Repurchase of 227,378 American depositary shares (representing 227,378 class A ordinary shares) on June 23, 2026 U.S. time Date of changes 23 June 2026 227,378 % USD 21.97 24). Repurchase of shares but not cancelled Repurchase of 227,915 American depositary shares (representing 227,915 class A ordinary shares) on June 24, 2026 U.S. time Date of changes 24 June 2026 227,915 % USD 21.92 25). Repurchase of shares but not cancelled Repurchase of 230,895 American depositary shares (representing 230,895 class A ordinary shares) on June 25, 2026 U.S. time Date of changes 25 June 2026 230,895 % USD 21.63 26). Repurchase of shares but not cancelled Repurchase of 227,599 American depositary shares (representing 227,599 class A ordinary shares) on June 26, 2026 U.S. time Date of changes 26 June 2026 227,599 % USD 21.95

FF305 Page 5 of 10 v 1.3.0 27). Repurchase of shares but not cancelled Repurchase of 225,515 American depositary shares (representing 225,515 class A ordinary shares) on June 29, 2026 U.S. time Date of changes 29 June 2026 225,515 % USD 22.15 28). Repurchase of shares but not cancelled Repurchase of 224,149 American depositary shares (representing 224,149 class A ordinary shares) on June 30, 2026 U.S. time Date of changes 30 June 2026 224,149 % USD 22.29 29). Repurchase of shares but not cancelled Repurchase of 217,777 American depositary shares (representing 217,777 class A ordinary shares) on July 1, 2026 U.S. time Date of changes 01 July 2026 217,777 % USD 22.94 30). Repurchase of shares but not cancelled Repurchase of 700 American depositary shares (representing 700 class A ordinary shares) on July 2, 2026 U.S. time Date of changes 02 July 2026 700 % USD 23 31). Repurchase of shares but not cancelled Repurchase of 90,094 American depositary shares (representing 90,094 class A ordinary shares) on July 6, 2026 U.S. time Date of changes 06 July 2026 90,094 0.01 % USD 22.96 Remarks: The percentage as stated in the above "changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's total number of issued shares of 769,900,693 shares (comprising 563,800,693 Class A ordinary shares and 206,100,000 Class B ordinary shares).

FF305 Page 6 of 10 v 1.3.0 Confirmation Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each issue of shares or sale or transfer of treasury shares as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 7) (i) all money due to the listed issuer in respect of the issue of shares, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Rules / GEM Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 8); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.

FF305 Page 7 of 10 v 1.3.0 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 8 of 10 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02057 Description Class A Ordinary Shares A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 06 July 2026 90,094 On another stock exchange New York Stock Exchange USD 23 USD 22.83 USD 2,068,765.46 Total number of shares repurchased 90,094 Aggregate price paid $ USD 2,068,765.46 Number of shares repurchased for cancellation 90,094 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 16 June 2026 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 76,599,956 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 2,568,656 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 0.3353% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 05 August 2026

FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on the Exchange set out in Part A above were made in accordance with the Main Board Rules / GEM Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated April 17, 2026 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Songfei LI (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)